EXHIBIT 12

THE BANK OF NEW YORK COMPANY, INC.

Ratios of Earnings to Fixed Charges

(Dollars in millions)

	For The Years Ended December 31
	2002		2001		2000		1999		1998
Earnings
Income Before Income Taxes	$1,372		$2,058		$2,251		$2,840		$1,891
Fixed Charges, Excluding Interest on Deposits	348		602		647		554		614

Income Before Income Taxes and Fixed Charges Excluding Interest on Deposits	1,720		2,660		2,898		3,394		2,505
Interest on Deposits	644		1,392		2,011		1,363		1,374

Income Before Income Taxes and Fixed Charges, Including Interest on Deposits	$2,364		$4,052		$4,909		$4,757		$3,879

Fixed Charges
Interest Expense, Excluding Interest on Deposits	$304		$547		$609		$521		$580
One-Third Net Rental Expense*	44		55		38		33		34

Total Fixed Charges, Excluding Interest on Deposits	348		602		647		554		614
Interest on Deposits	644		1,392		2,011		1,363		1,374

Total Fixed Charges, Including Interest on Deposits	$992		$1,994		$2,658		$1,917		$1,988

Earnings to Fixed Charges Ratios
Excluding Interest on Deposits	4.94	x	4.42	x	4.48	x	6.13	x	4.08	x
Including Interest on Deposits	2.38		2.03		1.85		2.48		1.95

*	The proportion deemed representative of the interest factor.